Exhibit (j)(2)

SUB-ADMINISTRATION AGREEMENT

This Sub-Administration Agreement (this “Agreement”), effective as of March 28, 2023, is between KA Credit Advisors, LLC (the “Administrator”), a Delaware limited liability company, and Ultimus Fund Solutions, LLC (“Ultimus”), a limited liability company organized under the laws of the state of Ohio.

Background

The Administrator is the investment manager of and the administrator to Kayne Anderson BDC, Inc., a Delaware corporation (the “BDC”), a closed-end, non-diversified management investment company that has elected to be regulated as a business development company under the 1940 Act. and each SPV listed on Schedule A (as amended from time to time)(individually referred to herein as a “BDC” and collectively as the “BDCs”). The Administrator desires that Ultimus perform certain services for the BDCs and Ultimus is willing to perform such services on the terms and conditions set forth in this Agreement.

Terms and Conditions

1.	Retention of Ultimus

The Administrator retains Ultimus to act as the service provider on behalf of the BDC for the services set forth in the Sub-Administration Addendum (collectively, the “Services”), which are incorporated by reference into this Agreement. Ultimus accepts such employment to perform the selected Services.

2.	Allocation of Charges and Expenses

2.1.	Ultimus shall furnish at its own expense the executive, supervisory, and clerical personnel necessary to perform its obligations under this Agreement.

2.2.	The Administrator acknowledges and agrees that, except as provided in Section 2.1, Ultimus shall not be responsible to pay any expenses of the Administrator or the BDC, including, without limitation: organization costs; taxes; expenses for legal and auditing services; the expenses of preparing (including typesetting), printing and mailing reports, prospectuses, statements of additional information, information statements, proxy statements and related materials; all expenses incurred in connection with issuing and redeeming shares; the costs of custodial services; the cost of initial and ongoing registration or qualification of the shares under federal and state securities laws; fees and reimbursable expenses of Trustees who are not affiliated persons of Ultimus; insurance premiums; interest; brokerage costs; litigation and other extraordinary or nonrecurring expenses; and all fees and charges of the Administrator to the BDC.

3.	Compensation

3.1.	The Administrator, on behalf of the BDC, shall pay for the Services to be provided by Ultimus under this Agreement in accordance with, and in the manner set forth in, the fee letter attached to each addendum (each a “Fee Letter”), which may be amended from time to time. Each Fee Letter is incorporated by reference into this Agreement.

3.2.	If this Agreement becomes effective subsequent to the first day of a month, Ultimus’ compensation for that part of the month in which the Agreement is in effect shall be prorated in a manner consistent with the calculation of the fees as set forth in the Fee Letter. If this Agreement terminates before the last day of a month, Ultimus’ compensation for that part of the month in which the Agreement is in effect shall be equal to a full calendar month’s worth of fees as calculated in a manner consistent with the calculation of the fees as set forth in the Fee Letter. The Administrator shall promptly pay Ultimus’ compensation for the preceding month.

3.3.	In the event that the U.S. Securities and Exchange Commission (the “SEC”), Financial Industry Regulatory Authority, Inc. (“FINRA”), or any other regulator or self-regulatory authority adopts regulations and requirements relating to the payment of fees to service providers or which would result in any material increases in costs to provide the Services under this Agreement, the parties agree to negotiate in good faith amendments to this Agreement in order to comply with such requirements and provide for additional compensation for Ultimus as mutually agreed to by the parties.

3.4.	In the event that any fees are disputed, the Administrator shall, on or before the due date, pay all undisputed amounts due hereunder and notify Ultimus in writing of any disputed fees which it is disputing in good faith. Payment for such disputed fees shall be due on or before the tenth (10th) business day after the day on which Ultimus provides to the Administrator documentation which reasonably supports the disputed charges.

4.	Reimbursement of Expenses

In addition to paying Ultimus the fees described in the Fee Letter, the Administrator agrees to reimburse Ultimus for its actual reasonable and documented reimbursable expenses in providing services hereunder, if applicable, including, without limitation, the following:

4.1.	Reasonable travel and lodging expenses incurred by officers and employees of Ultimus in connection with attendance at meetings of the BDC’s Board of Trustees (the “Board”) or any committee thereof and shareholders’ meetings;

4.2.	All freight and other delivery charges incurred by Ultimus in delivering materials on behalf of the BDC;

4.3.	The cost of obtaining secondary security market quotes and any securities data, including, but not limited to, the cost of fair valuation services and the cost of obtaining corporate action related data and securities master data;

4.4.	All fees and expenses incurred in connection with any licensing of software, subscriptions to databases, custom programming or systems modifications required to provide any special reports or services requested by the BDC;

4.5.	Any expenses Ultimus shall incur at the direction of an officer of the BDC thereunto duly authorized other than an employee or other affiliated person of Ultimus who may otherwise be named as an authorized representative of the BDC for certain purposes;

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4.6.	A reasonable allocation of the costs associated with the preparation of Ultimus’ Service Organization Control 1 Reports (“SOC 1 Reports”); and

4.7.	Any additional expenses reasonably incurred by Ultimus in the performance of its duties and obligations under this Agreement.

5.	Maintenance of Books and Records; Record Retention

5.1.	Ultimus shall maintain and keep current the accounts, books, records and other documents relating to the Services as may be required by applicable law, rules, and regulations, including Federal Securities Laws as defined under Rule 38a-1 under the Investment Company Act.

5.2.	Ownership of Records

A.	Ultimus agrees that all such books, records, and other data (except computer programs and procedures) developed to perform the Services (collectively, “Client Records”) shall be the property of the Administrator or the BDC (as applicable).

B.	Ultimus agrees to provide the Client Records to the Administrator, at the expense of the Administrator, upon reasonable request, and to make such books and records available for inspection by the Administrator, a BDC, or its regulators at reasonable times.

C.	Ultimus agrees to furnish to the Administrator, at the expense of the Administrator, all Client Records in the electronic or other medium in which such material is then maintained by Ultimus as soon as practicable after any termination of this Agreement. Unless otherwise required by applicable law, rules, or regulations, Ultimus shall promptly turn over to the Administrator, upon the written request of the Administrator, or destroy the Client Records maintained by Ultimus pursuant to this Agreement. If Ultimus is required by applicable law, rule, or regulation to maintain any Client Records, it will provide the Administrator with copies as soon as reasonably practical after the termination.

5.3.	Ultimus agrees to keep confidential all Client Records, except when requested to divulge such information by duly constituted authorities or court process.

5.4.	If Ultimus is requested or required to divulge such information by duly constituted authorities or court process, Ultimus shall, unless prohibited by law, promptly notify the Administrator of such request(s) so that the Administrator may seek, at the expense of the Administrator, an appropriate protective order.

6.	Subcontracting

Ultimus may, at its expense, subcontract with any entity or person concerning the provision of the Services; provided, however, that Ultimus shall not be relieved of any of its obligations under this Agreement by the appointment of such subcontractor, and that Ultimus shall be responsible, to the extent provided in Section 10, for all acts of a subcontractor.

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7.	Effective Date

7.1.	This Agreement shall become effective as of the date first above written with respect to the BDC in existence on such date (or, if a particular BDC is not in existence on that date, on the date such BDC commences operation) (the “Agreement Effective Date”).

7.2.	The Sub-Administration Addendum (the “Addendum”) shall become effective as of the date first written in the Addendum with respect to the BDC in existence on such date (or, if a BDC is not in existence on that date, on the date the BDC commences operation).

8.	Term

8.1.	Initial Term. This Agreement shall continue in effect, unless earlier terminated by either party as provided under this Section 8, for a period of three (3) years from the date first above written (the “Initial Term”).

8.2.	Renewal Terms. Immediately following the Initial Term this Agreement shall automatically renew for successive one-year periods (a “Renewal Term”).

8.3.	Termination. A party may terminate this Agreement under the following circumstances.

A.	Termination for Good Cause. Except as otherwise permitted pursuant to this Section 8, during the Initial Term a party (the “Terminating Party”) may only terminate this Agreement against the other party (the “Non-Terminating Party”) for good cause. For purposes of this Agreement, “good cause” shall mean:

(1)	a material breach of this Agreement by the Non-Terminating Party that has not been cured or remedied within 30 days after the Non-Terminating Party receives written notice of such breach from the Terminating Party;

(2)	the Non-Terminating Party takes a position regarding compliance with Federal Securities Laws that the Terminating Party reasonably disagrees with, the Terminating Party provides 30 days’ prior written notice of such disagreement, and the parties fail to come to agreement on the position within the 30-day notice period;

(3)	a final and unappealable judicial, regulatory, or administrative ruling or order in which the Non-Terminating Party has been found guilty of criminal or unethical behavior in the conduct of its business;

(4)	the BDC ceases to carry on its business and is being liquidated or is merged into another management investment company that is regulated under the Investment Company Act;

(5)	the authorization or commencement of, or involvement by way of pleading, answer, consent, or acquiescence in, a voluntary or involuntary case under the Bankruptcy Code of the United States Code, as then in effect.

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B.	Termination for Poor Performance. From the sixth month anniversary of the Agreement Effective Date until the end of the Initial Term, the Administrator shall have the right to terminate this Agreement if the Administrator determines that Ultimus has failed to perform the Services in a manner and quality consistent with the Administrator’s expectations, even if such performance or lack thereof would not constitute a material breach of this Agreement by Ultimus. In exercising such termination right, the Administrator shall be required to give Ultimus not less than 120 days’ prior written notice, which notice shall set forth in reasonable detail the service/performance issues that have caused the Administrator to exercise its right of termination, and Ultimus shall have 30 days in which to cure any such issue. For the avoidance of doubt, the earliest date on which the Administrator shall be permitted to deliver any notice of termination under this Section 8.3.B. is the sixth month anniversary of the Agreement Effective Date.

C.	Out-of-Scope Termination. If the Administrator or a BDC demands services that are beyond the scope of this Agreement and/or a BDC’s investment strategy, structure, holdings, or other aspects of a BDC’s operations deviate in any material respect from those Ultimus understood to exist during the initial due diligence and onboarding stage, such that Ultimus is (or will be) required to employ resources, whether in the form of additional man hours, investment or otherwise, beyond what was originally anticipated by Ultimus (collectively, the “Out-of-Scope Services”), and the parties cannot agree on appropriate terms relating to such Out-of-Scope Services, Ultimus may terminate this Agreement upon not less than 90 days’ prior written notice.

D.	End-of-Term Termination. A party can terminate this Agreement at the end of the Initial Term by providing written notice of termination to the other party at least 150 days prior to the end of the Initial Term.

E.	Renewal Term Termination. After the initial three-year period under this Agreement, this Agreement may be terminated without penalty: (i) by provision of sixty (60) days' written notice; (ii) by mutual agreement of the parties; or (iii) for good cause upon the provision of thirty (30) days' advance written notice by the party alleging good cause.

F.	Early Termination. Any termination by the Administrator other than termination under Section 8.3.A-D is deemed an “Early Termination” and is subject to an “Early Termination Fee” equal to the pro rated fee amount due to Ultimus through the end of the then-current term as calculated in the Fee Letter, including the repayment of any negotiated discounts provided by Ultimus during the term of the Agreement.

G.	Final Payment. Any unpaid compensation, reimbursement of expenses, or Early Termination Fee is due to Ultimus within 15 calendar days of the termination date provided in the notice of termination.

8.4.	No Waiver. Failure by either party to terminate this Agreement for a particular cause shall not constitute a waiver of its right to subsequently terminate this Agreement for the same or any other cause.

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9.	Standard of Care; Limits of Liability; Indemnification

9.1.	Standard of Care. Each party's duties are limited to those expressly set forth in this Agreement and the parties do not assume any implied duties. Each party shall use its best efforts in the performance of its duties and act in good faith in performing the Services or its obligations under this Agreement. Each party shall be liable for any damages, losses or costs arising directly out of such party’s failure to perform its duties under this Agreement to the extent such damages, losses or costs arise directly or indirectly out of its willful misfeasance, bad faith, gross negligence in the performance of its duties, or reckless disregard of its obligations and duties hereunder.

9.2.	Limits of Liability

A.	Ultimus shall not be liable for any Losses (as defined below) arising from the following:

(1)	performing Services or duties pursuant to any oral, written, or electric instruction, notice, request, record, order, document, report, resolution, certificate, consent, data, authorization, instrument, or item of any kind that Ultimus reasonably believes to be genuine and to have been signed, presented, or furnished by a duly authorized representative of the Administrator (other than an employee or other affiliated persons of Ultimus who may otherwise be named as an authorized representative of the Administrator for certain purposes);

(2)	operating under its own initiative, in good faith and in accordance with the standard of care set forth herein, in performing its duties or the Services;

(3)	using valuation information provided by the Administrator’s approved third-party pricing service(s) for the purpose of valuing the BDC’s portfolio holdings;

(4)	any default, damages, costs, loss of data or documents, errors, delay, or other loss whatsoever caused by events beyond Ultimus’ reasonable control, including, without limitation, corrupt, faulty or inaccurate data provided to Ultimus by third- parties;

(5)	any error, action or omission by the Administrator, BDC, or other past or current service provider; and

(6)	any failure to properly register the BDC’s shares in accordance with the Securities Act or any state blue sky laws.

B.	Ultimus may apply to the Administrator at any time for instructions and may consult with counsel for the Administrator and with accountants and other experts with respect to any matter arising in connection with Ultimus' duties or the Services. Ultimus shall not be liable or accountable for any action taken or omitted by it in good faith in accordance with such instruction or with the reasonable opinion of such counsel, accountants, or other experts qualified to render such opinion.

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C.	A copy of the Administrator’s organizational documents (the “Organizational Documents”) is on file with the Secretary of State (or equivalent authority) of the state in which the Administrator is organized, and notice is hereby given that this instrument is executed on behalf of the Administrator and not its officers individually and that the obligations of this instrument are not binding upon any of the officers or shareholders individually but are binding only upon the assets and property of the Administrator), and Ultimus shall look only to the assets of the Administrator) for the satisfaction of such obligations.

D.	Ultimus shall not be held to have notice of any change of authority of any officer, agent, representative or employee of the Administrator or any of the Administrator’s other service providers until receipt of written notice thereof from the Administrator (as applicable). As used in this Agreement, the term “investment adviser” includes all sub-advisers or persons performing similar services.

E.	Each BDC has and retains primary responsibility for oversight of all compliance matters relating to such BDC, including, but not limited to, compliance with the Investment Company Act, the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), the USA PATRIOT Act of 2001, the Sarbanes Oxley Act of 2002 and the policies and limitations of the BDC relating to the portfolio investments as set forth in the prospectus and statement of additional information. Ultimus’ monitoring and other functions hereunder shall not relieve the Board of its primary day-to-day responsibility for overseeing such compliance.

F.	To the maximum extent permitted by law, the Administrator agrees to limit Ultimus’ liability for any Losses (as defined below) suffered by the Administrator or any BDC to an amount that shall not exceed the total compensation received by Ultimus under this Agreement during the most recent rolling 12-month period or the actual time period this Agreement has been in effect if less than 12 months. This limitation shall apply regardless of the cause of action or legal theory asserted.

G.	In no event shall Ultimus be liable for trading losses, lost revenues, special, incidental, punitive, indirect, consequential or exemplary damages or lost profits, whether or not such damages were foreseeable or Ultimus was advised of the possibility thereof. Ultimus shall not be liable for any corrupt, faulty or inaccurate data provided to Ultimus by any third-parties for use in delivering Ultimus’ Services to the Administrator or any BDC and Ultimus shall have no duty to independently verify and confirm the accuracy of third-party data. The parties acknowledge that the other parts of this Agreement are premised upon the limitation stated in this section.

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9.3.	Indemnification

A.	Each party (the “Indemnifying Party”) agrees to indemnify, defend, and protect the other party, including its trustees, directors, managers, officers, employees, and other agents (collectively, the “Indemnitees” and each an “Indemnitee”), and shall hold the Indemnitees harmless from and against any actions, suits, claims, losses, damages, liabilities, and reasonable costs, charges, and expenses (including attorney fees and investigation expenses) (collectively, “Losses”) arising out of (1) the Indemnifying Party’s failure to exercise the standard of care set forth above unless such Losses were caused in part by the Indemnitees own willful misfeasance, bad faith or gross negligence; (2) any violation of Applicable Law (defined below) by the Indemnifying Party or its affiliated persons or agents relating to this Agreement and the activities thereunder; and (3) any material breach by the Indemnifying Party or its affiliated persons or agents of this Agreement.

B.	Notwithstanding the foregoing provisions, the Administrator shall indemnify Ultimus for Ultimus’ Losses arising from circumstances under Section 9.2.A.

C.	Upon the assertion of a claim for which either party may be required to indemnify the other, the Indemnitee shall promptly notify the Indemnifying Party of such assertion, and shall keep the Indemnifying Party advised with respect to all developments concerning such claim. Notwithstanding the foregoing, the failure of the Indemnitee to timely notify the Indemnifying Party shall not relieve the Indemnifying Party of its indemnification obligations hereunder except to the extent that the Indemnifying Party is materially prejudiced by such failure.

D.	The Indemnifying Party shall have the option to participate with the Indemnitee in the defense of such claim or to defend against said claim in its own name or in the name of the Indemnitee. The Indemnitee shall in no case confess any claim or make any compromise in any case in which the Indemnifying Party may be required to indemnify the Indemnitee except with the Indemnifying Party’s prior written consent.

9.4.	The provisions of this Section 9 shall survive termination of this Agreement.

10.	Force Majeure.

Neither party will be liable for Losses, loss of data, delay of Services, or any other issues caused by events beyond its reasonable control, including, without limitation, delays by third party vendors and/or communications carriers, acts of civil or military authority, national emergencies, labor difficulties, fire, flood, catastrophe, acts of God, insurrection, war, riots, pandemics, failure of the mails, transportation, communication, or power supply.

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11.	Representations and Warranties

11.1.	Joint Representations. Each party represents and warrants, which representations and warranties shall be deemed to be continuing throughout the term of this Agreement, that:

(A)	It is a corporation, partnership, trust, limited liability company, or other entity duly organized and validly existing in good standing under the laws of the jurisdiction in which it is organized.

(B)	To the extent required by Applicable Law (defined below), it is duly registered with all appropriate regulatory agencies or self-regulatory organizations and such registration will remain in full force and effect for the duration of this Agreement.

(C)	For the duties and responsibilities under this Agreement, it is currently and will continue to abide by all applicable federal and state laws, including, without limitation, federal and state securities laws; regulations, rules, and interpretations of the SEC and its authorized regulatory agencies and organizations, including FINRA; and all other self-regulatory organizations governing the transactions contemplated under this Agreement (collectively, “Applicable Law”).

(D)	It has duly authorized the execution and delivery of this Agreement and the performance of the transactions, duties, and responsibilities contemplated by this Agreement.

(E)	This Agreement constitutes a legal obligation of the party, subject to bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting the rights and remedies of creditors and secured parties.

(F)	Whenever, in the course of performing its duties under this Agreement, it determines that a violation of Applicable Law has occurred, or that, to its knowledge, a possible violation of Applicable Law may have occurred, or with the passage of time could occur, it shall promptly notify the other party of such violation.

11.2.	Representations of the Administrator. The Administrator represents and warrants, which representations and warranties shall be deemed to be continuing throughout the term of this Agreement, that:

(A)	(1) as of the close of business on the Agreement Effective Date, the BDC that is then in existence has authorized 100,000,000 shares, and (2) no shares of the BDC will be offered to the public until the BDC’s registration statement under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act, has been declared or becomes effective and all required state securities law filings have been made.

(B)	It shall cooperate and cause any sub-advisers, prime broker, custodian, legal counsel, independent accountants, and other service providers and agents, past or present, for the BDC to cooperate with Ultimus and to provide it with such information, documents, and advice relating to the BDC as appropriate or requested by Ultimus, in order to enable Ultimus to perform its duties and obligations under this Agreement. To the extent the Administrator is unable to supply Ultimus with all of the information necessary for Ultimus to perform the Services, Ultimus will not be able to fully perform the Services and will not be responsible for such failure.

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(C)	The Organizational Documents of the Administrator and the BDC are true and accurate and will remain true and accurate at all times during the term of this Agreement in conformance with applicable federal and state securities laws.

(D)	Each of the employees of Ultimus (if any) who serves or has served at any time as an officer of the BDC, including the CCO, President, Treasurer, Secretary and the AML Compliance Officer, shall be covered by the BDC’s Directors & Officers/Errors & Omissions insurance policy (the “Policy”) and shall be subject to the provisions of the BDC’s Organizational Documents regarding indemnification of its officers. The Administrator shall provide Ultimus with proof of current coverage, including a copy of the Policy, and shall notify Ultimus immediately should the Policy be canceled or terminated.

(E)	Any officer of the Administrator shall be considered an individual who is authorized to provide Ultimus with instructions and requests on behalf of the Administrator (an “Authorized Person”) (unless such authority is limited in a writing from the Administrator and received by Ultimus) and has the authority to appoint additional Authorized Persons, to limit or revoke the authority of any previously designated Authorized Person, and to certify to Ultimus the names of the Authorized Persons from time to time.

12.	Insurance

12.1.	Maintenance of Insurance Coverage. Each party agrees to maintain throughout the term of this Agreement professional liability insurance coverage of the type and amount reasonably customary in its industry. Upon request, a party shall furnish the other party with pertinent information concerning the professional liability insurance coverage that it maintains. Such information shall include the identity of the insurance carrier(s), coverage levels, and deductible amounts.

12.2.	Notice of Termination. A party shall promptly notify the other party should any of the notifying party’s insurance coverage be canceled or reduced. Such notification shall include the date of change and the reasons therefore.

13.	Information Provided by the Administrator

13.1.	Prior to the Agreement Effective Date. Prior to the Agreement Effective Date, the Administrator will furnish to Ultimus the following:

(A)	copies of the Organizational Documents and of any amendments thereto, certified by the proper official of the state in which such document has been filed;

(B)	certified copies of resolutions of the Board covering the approval of this Agreement, authorization of a specified officer of the BDC to execute and deliver this Agreement and authorization for specified officers of the BDC to instruct Ultimus thereunder;

(C)	a list of all the officers of the Administrator, together with specimen signatures of those officers who are authorized to instruct Ultimus in all matters;

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(D)	the BDC’s registration statement and all amendments thereto filed with the SEC pursuant to the Securities Act and the Investment Company Act;

(E)	the BDC’s notification of registration under the Investment Company Act on Form N-8A as filed with the SEC;

(F)	an accurate, current list of shareholders of the existing series of the BDC, if applicable, showing each shareholder’s address of record, number of shares owned and whether such shares are represented by outstanding share certificates;

(G)	copies of the current plan of distribution adopted by the BDC under Rule 12b-1 under the Investment Company Act for the BDC, if applicable;

(H)	copies of the current investment advisory agreement and current investment sub-advisory agreement(s), if applicable, for the BDC;

(I)	copies of the current underwriting agreement for the BDC, if applicable;

(J)	contact information for the BDC’s service providers, including, but not limited to, the BDC’s administrator, custodian, transfer agent, independent accountants, legal counsel, underwriter and chief compliance officer; and

(K)	a copy of procedures adopted by the BDC in accordance with Rule 38a-1 under the Investment Company Act.

13.2.	After the Agreement Effective Date. After the Agreement Effective Date, the Administrator will furnish to Ultimus any amendments to the items listed in Section 13.1.

14.	Compliance with Law

The Administrator or BDC assumes full responsibility for the preparation, contents, and distribution of the prospectus of the BDC and further agrees to comply with all applicable requirements of the Federal Securities Laws and any other laws, rules and regulations of governmental authorities having jurisdiction over the BDC, including, but not limited to, the Internal Revenue Code, the USA PATRIOT Act of 2001, and the Sarbanes-Oxley Act of 2002, each as amended.

15.	Privacy and Confidentiality

15.1.	Definition of Confidential Information. The term “Confidential Information” shall mean all information that either party discloses (a “Disclosing Party”) to the other party (a “Receiving Party”), whether in writing, electronically, or orally and in any form (tangible or intangible), that is confidential, proprietary, or relates to portfolio companies, investments, the Administrator’s or any BDC’s operations and performance, clients or shareholders (each either existing or potential). Confidential Information includes, but is not limited to:

(A)	any information concerning technology, such as systems, source code, databases, hardware, software, programs, applications, engaging protocols, routines, models, displays, and manuals;

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(B)	any information not contained in the public filings of the Administrator or any BDC concerning research activities and investments, portfolio composition, portfolio management techniques, plans, customers, clients, shareholders, strategies and plans, costs, operational techniques;

(C)	any financial information not contained in the public filings of the Administrator or any BDC, including information concerning performance or valuations of portfolio companies, revenues, profits and profit margins, and costs or expenses; and

(D)	Customer Information (as defined below).

Confidential Information is deemed confidential and proprietary to the Disclosing Party regardless of whether such information was disclosed intentionally or unintentionally, or marked appropriately. Confidential Information shall not include any information that is publicly available when provided or thereafter becomes publicly available other than through a breach of this Agreement, or that is required to be disclosed by any regulatory authority, any authority or legal counsel of the parties hereto, by judicial or administrative process or otherwise by applicable law or regulation.

15.2.	Definition of Customer Information. Any Customer Information will remain the sole and exclusive property of the Administrator or BCS (as applicable). “Customer Information” shall mean all non-public, personally identifiable information as defined by Gramm-Leach-Bliley Act of 1999, as amended, and its implementing regulations (e.g., SEC Regulation S-P and Federal Reserve Board Regulation P) (collectively, the “GLB Act”).

15.3.	Treatment of Confidential Information

(A)	Each party agrees that at all times during and after the terms of this Agreement, it shall use, handle, collect, maintain, and safeguard Confidential Information in accordance with (1) the confidentiality and non-disclosure requirements of this Agreement; (2) the GLB Act, as applicable and as it may be amended; and (3) such other Applicable Law, whether in effect now or in the future.

(B)	Without limiting the foregoing, the Receiving Party shall apply to any Confidential Information at least the same degree of reasonable care used for its own confidential and proprietary information to avoid unauthorized disclosure or use of Confidential Information under this Agreement.

(C)	Each party further agrees that:

(1)	The Receiving Party will hold all Confidential Information it obtains in strictest confidence and will use and permit use of Confidential Information solely for the purposes of this Agreement or as otherwise provided for in this Agreement, and consistent therewith, may disclose or provide access to its responsible employees or agents who have a need to know and are under adequate confidentiality agreements or arrangements and make copies of Confidential Information to the extent reasonably necessary to carry out its obligations under this Agreement;

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(2)	Notwithstanding the foregoing, the Receiving Party may release Confidential Information (1) if approved in writing by the Disclosing Party, or (2) as required by law, as is required to be disclosed to or by any regulatory authority, or under any rule or judicial or administrative proceeding, or otherwise by applicable law; provided that, unless prohibited by law, the Disclosing Party shall provide notice of such disclosure.

(3)	Additionally, Ultimus may provide Confidential Information typically supplied in the investment company industry to companies that track or report price, performance or other information regarding investment companies; and

(4)	The Receiving Party will immediately notify the Disclosing Party of any unauthorized disclosure or use, and will cooperate with the Disclosing Party to protect all proprietary rights in any Confidential Information.

15.4.	Severability. This provision and the obligations under this Section 15 shall survive termination of this Agreement.

16.	Press Release

Within the first 60 days following the Agreement Effective Date, the Administrator agrees to review in good faith a press release (in any format or medium) announcing the Agreement with Ultimus; provided that Ultimus must obtain the Administrators written consent prior to publication of such release..

17.	Non-Exclusivity

The services of Ultimus rendered to the Administrator are not deemed to be exclusive. Except to the extent necessary to perform Ultimus’ obligations under this Agreement, nothing herein shall be deemed to limit or restrict Ultimus’ right, or the right of any of Ultimus’ managers, officers or employees who also may be a trustee, officer or employee of the Administrator, or persons who are otherwise affiliated persons of the Administrator to engage in any other business or to devote time and attention to the management or other aspects of any other business, whether of a similar or dissimilar nature, or to render services of any kind to any other person.

18.	Arbitration

Any controversy or claim arising out of or relating to this Agreement, or the breach thereof, shall be settled by arbitration in Cincinnati, Ohio, according to the Commercial Arbitration Rules of the American Arbitration Association, and judgment on the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof.

This arbitration provision shall be enforced and interpreted exclusively in accordance with applicable federal law, including the Federal Arbitration Act. Any costs, fees, or taxes involved in enforcing the award shall be fully assessed against and paid by the party resisting enforcement of said award. The prevailing party shall also be entitled to an award of reasonable attorneys’ fees and costs incurred in connection with the enforcement of this Agreement.

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19.	Notices

Any notice provided under this Agreement shall be sufficiently given when either delivered personally by hand or received by electronic mail overnight delivery, or certified mail at the following address.

19.1.	If to the Administrator:

KA Credit Advisors, LLC

c/o Kayne Anderson Capital Advisors, LLC
Attn: Terry A. Hart

811 Main Street, 14th Floor,
Houston, TX 77002

19.2.	If to Ultimus:

Ultimus Fund Solutions, LLC
Attn: General Counsel

4221 North 203rd Street, Suite 100

Elkhorn, NE 68022

Email: legal@ultimusfundsolutions.com

20.	General Provisions

20.1.	Incorporation by Reference. This Agreement and its addendums, schedules, exhibits, and other documents incorporated by reference express the entire understanding of the parties and supersede any other agreement between them relating to the Services.

20.2.	Conflicts. In the event of any conflict between this Agreement and any Appendices or Addendum thereto, this Agreement shall control.

20.3.	Amendments. The parties may only amend or waive all or part of this Agreement by written amendment or waiver signed by both parties.

20.4.	Assignments.

(A)	Except as provided in this Section 20.4, this Agreement and the rights and duties hereunder shall not be assignable by either of the parties except by the specific written consent of the non-assigning party.

(B)	The terms and provisions of this Agreement shall become automatically applicable to any entity that is the successor to the Administrator because of reorganization, recapitalization, or change of domicile.

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(C)	Unless this Agreement is terminated in accordance with Section 8 of this Agreement, Ultimus may, to the extent permitted by law and in its sole discretion, assign all its rights and interests in this Agreement to an affiliate, parent, subsidiary or to the purchaser of substantially all of its business, provided that Ultimus provides the Administrator at least 90 days’ prior written notice.

(D)	This Agreement shall be binding upon, and shall inure to the benefit of, the parties and their respective successors and permitted assigns.

20.5.	Governing Law. This Agreement shall be construed in accordance with the laws of the state of Ohio and the applicable provisions of the Investment Company Act. To the extent that the applicable laws of the state of Ohio, or any of the provisions herein, conflict with the applicable provisions of the Investment Company Act, the latter shall control.

20.6.	Headings. Section and paragraph headings in this Agreement are included for convenience only and are not to be used to construe or interpret this Agreement.

20.7.	Multiple Counterparts. This Agreement may be executed in two or more counterparts, each of which when executed shall be deemed to be an original, but such counterparts shall together constitute but one and the same instrument. A signed copy of this Agreement delivered by email or other means of electronic transmission will be deemed to have the same legal effect as delivery of an original, signed copy of this Agreement.

20.8.	Severability. If any part, term or provision of this Agreement is held to be illegal, in conflict with any law or otherwise invalid, the remaining portion or portions shall be considered severable and not be affected by such determination, and the rights and obligations of the parties shall be construed and enforced as if the Agreement did not contain the particular part, term or provisions held to be illegal or invalid.

Signatures are located on the next page.

KA Credit Advisors, LLC
Ultimus Sub-Administration Agreement	Page 15 of 16

The parties duly executed this Agreement as of March 28, 2023.

	KA Credit Advisors, LLC		Ultimus Fund Solutions, LLC
By:	/s/ Michael O’Neil	By:	/s/ Gary Tenkman
Name:	Michael O’Neil	Name:	Gary Tenkman
Title:	Chief Compliance Officer	Title:	Chief Executive Officer 3/28/2023
Date:	3/28/2023	Date:

KA Credit Advisors, LLC
Ultimus Sub-Administration Agreement	Page 16 of 16

SCHEDULE A

to the

Sub-Administration Agreement between

KA Credit Advisors, LLC and

Ultimus Fund Solutions, LLC

dated March 28, 2023

SPV

Sub-Administration Addendum
 for

Kayne Anderson BDC, Inc.

This Sub-Administration Addendum, dated March 28, 2023, is between KA Credit Advisors, LLC (the “Administrator”), of Kayne Anderson BDC, Inc. (the “BDC”) and Ultimus Fund Solutions, LLC (“Ultimus”) and supplements that certain Sub-Administration Agreement dated March 28, 2023 by and between the Administrator, the BDC and each SPV listed on Schedule A (SPV) and Ultimus (the “Agreement”). Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement.

A. FUND ACCOUNTING SERVICES

1.	Performance of Daily Accounting Services

Ultimus shall perform the following accounting services daily for the BDC and each SPV, each in accordance with the BDC’s offering memorandum:

1.1.	Quarterly calculate the net asset value per share utilizing prices obtained from the sources described in subsection 1.2 below;

1.2.	obtain security prices from independent pricing services, or if such quotes are unavailable, then obtain such prices from the Administrator or its designee, per the valuation policy approved by the Board of Directors;

1.3.	daily verify and reconcile the BDC’s cash position with the BDC’s custodian, it being understood and agreed that Ultimus will be provided direct, electronic access to such information from the BDC’s custodian;

1.4.	periodically verify and reconcile the BDC’s non-cash assets with the applicable third-party(ies) holding the same, it being understood and agreed that Ultimus will obtain the information needed to perform such verification and reconciliation directly from the applicable third party(ies);

1.5.	Distribute net asset values to NASDAQ and such other entities as directed by the BDC;

1.6.	determine unrealized appreciation and depreciation on securities held by the BDC;

1.7.	accrue income of the BDC;

1.8.	Cash forecasting;

1.9.	update fund accounting system to reflect rate changes, as received/obtained by Ultimus, on variable interest rate instruments;

1.10.	record investment trades received in proper form from the BDC or its authorized agents;

1.11.	calculate and accrue BDC expenses based on instructions from the BDC’s administrator and sub- administrator;

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1.12.	determine the outstanding receivables and payables for all (1) security trades, (2) BDC share transactions and (3) income and expense accounts;

1.13.	provide accounting reports in connection with the BDC’s regular annual audit and other audits and examinations by regulatory agencies;

1.14.	provide such periodic reports as agreed to by the parties;

1.15.	prepare and maintain the following records upon receipt of information in proper form from the BDC or its authorized agents: (1) cash receipts journal; (2) cash disbursements journal; ((4) purchase and sales-portfolio securities journals; (5) subscription journals; (6) security ledgers; (7) broker ledger; (8) general ledger; (9) daily expense accruals; (10) daily income accruals, (11) securities and monies borrowed or loaned and collateral therefore; (12) foreign currency journals; and (13) trial balances;

1.16.	provide information typically supplied in the investment company industry to companies that track or report price, performance or other information with respect to investment companies;

1.17.	provide accounting information to the BDC’s independent registered public accounting firm for preparation of the BDC’s tax returns; and

1.18.	cooperate with, and take all reasonable actions in the performance of its duties under this Agreement, so that all necessary information is made available to the BDC’s independent public accountants in connection with any audit or the preparation of any report requested by the BDC.

2.	Special Reports and Services

2.1.	Ultimus may provide additional special reports upon the request of the BDC or the BDC’s investment adviser, which may result in an additional charge, the amount of which shall be agreed upon by the parties prior to the reports being made available.

2.2.	Ultimus may provide such other similar services with respect to the BDC as may be reasonably requested by the BDC, which may result in an additional charge, the amount of which shall be agreed upon between the parties prior to such services being provided.

B.	ADMINISTRATION SERVICES

Ultimus shall provide the following Administration Services subject to, and in compliance with the objectives, policies and limitations set forth in the BDC’s Registration Statement, the BDC’s organizational documents, bylaws, applicable laws and regulations, and resolutions and policies established by the BDC’s Board:

1.	Legal Administration Services

•	Assist with the review of responses to director and officer questionnaires;
•	Draft notices, board agendas, resolutions, collect all materials and publish an electronic board book for up to five board and audit committee meetings each year (collectively, the “Meetings”);
•	Attend the board meetings;
•	Assist with other SEC filings for the BDC which shall be mutually agreed upon by Ultimus and the BDC.
Such other filings may result in additional fees or charges by Ultimus.

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Sub-Administration Addendum	Page 2 of 5

2.	Sub-Administration Services

1.	Monitor the performance of administrative and professional services rendered to the BDC by others, including its custodian, transfer agent, fund accountant and dividend disbursing agent as well as legal, auditing, shareholder servicing and other services performed for the BDC;

2.	Upon request, assist the BDC in the evaluation and selection of other service providers, such as independent public accountants, printers, EDGAR providers and proxy solicitors (such parties may be affiliates of Ultimus);

3.	Prepare and maintain the BDC’s operating expense budget to determine proper expense accruals to be charged to the BDC in order to calculate its daily net asset value;

4.	Prepare, or cause to be prepared, expense and financial reports, including BDC budgets, expense reports, expense and profit/loss projections and fee waiver/expense reimbursement projections on a periodic basis;

5.	Prepare authorization for the payment of BDC expenses and pay, from BDC assets, all bills of the BDC;

6.	Determine income and capital gains available for distribution and calculate distributions required to meet regulatory, income, and excise tax requirements, to be reviewed by the BDC's independent public accountants;

7.	Monitor the calculation of performance data for dissemination to information services covering the investment company industry, for sales literature of the BDC and other appropriate purposes;

8.	Provide information typically supplied in the investment company industry to companies that track or report price, performance or other information with respect to investment companies;

9.	Support the BDC's audits and examinations by:
a.	assisting the BDC’s independent public accountants, or, upon approval of the BDC, any regulatory body, in any requested review of the BDC’s accounts and records;
b.	providing appropriate financial schedules (as requested by the BDC’s independent public accountants or SEC examiners); and
c.	providing office facilities as may be required.

10.	In consultation with legal counsel to the BDC, the investment adviser, officers of the BDC and other relevant parties, prepare and disseminate materials for meetings of the Board, including agendas and selected financial information as agreed upon by the BDC and Ultimus from time to time; attend and participate in Board meetings to the extent requested by the Board; and prepare or cause to be prepared minutes of the meetings of the Board;

11.	Support 10-K and 10-Q filings by preparing financial statement data templates.

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12.	Monitor BDC holdings and operations for post-trade compliance with the Prospectus and Statement of Additional Information, SEC statutes, rules, regulations and policies and pursuant to advice from the BDC’s independent public accountants and legal counsel, monitor BDC holdings for compliance with IRS taxation limitations and restrictions and applicable Federal Accounting Standards Board rules, statements and interpretations; provide periodic compliance reports to each investment adviser or sub-adviser to the BDC, and assist the BDC, the Administrator and each sub-adviser to the BDC (collectively referred to as “Advisers”) in preparation of periodic compliance reports to the BDC, as applicable. Because such post- trade compliance testing is performed using fund accounting data and data provided by third-party sources, including, without limitation the Administrator, its accuracy is dependent upon the accuracy of such data, and the BDC agrees and acknowledges that Ultimus is not liable for the accuracy or inaccuracy of such data. The BDC further agrees and acknowledges that the post-trade compliance testing performed by Ultimus shall not relieve the BDC or the Administrator of their responsibilities with respect to fund portfolio compliance, including on a pre-trade basis, and that Ultimus shall not be held liable for any act or omission of the BDC or the Administrator with respect to fund portfolio compliance. Moreover, and notwithstanding the foregoing, Ultimus’ ability and therefor its obligation to perform post-trade compliance testing shall be wholly-dependent upon its timely receipt from third-party sources, including as applicable the Administrator, of all data necessary in Ultimus’ sole determination to properly perform such post-trade compliance testing, and, should Ultimus determine it to be necessary, the Administrator shall be required to arrange for Ultimus to have secure look-through access to private fund holdings.

13.	Provide individuals reasonably acceptable to the Board to serve as officers of the BDC, including, without limitation, individuals to serve as assistant treasurer and secretary, who will be responsible for the management of certain of the BDC’s affairs as determined and under supervision by the Board; depending on the nature and scope of any such officer appointment, Ultimus may be entitled to an additional fee (as set forth in the Sub-Administration Fee Letter).

Special Reports and Services

1.	Ultimus may provide additional special reports upon the request of the BDC’s investment adviser, which may result in an additional charge, the amount of which shall be agreed upon by the parties prior to the reports being made available.

2.	Ultimus may provide such other similar services with respect to the BDC as may be reasonably requested by the BDC, such as assistance with information statements, Proxy Statements or Form N-14, which may result in an additional charge, the amount of which shall be agreed upon between the parties prior to such services being provided.

Tax Matters

Ultimus does not provide tax advice. Nothing in the Sub-Administration Agreement or this Sub-Administration Addendum shall be construed or have the effect of rendering tax advice. It is important that the BDC consult a professional tax advisor regarding its individual tax situation.

Legal Representation

Notwithstanding any provision of the Sub-Administration Agreement or this Sub-Administration Addendum to the contrary, Ultimus will not provide legal representation to the Administrator or the BDC, including through the use of attorneys that are employees of, or contractually engaged by, Ultimus. The Administrator and the BDC acknowledges that in-house Ultimus attorneys exclusively represent Ultimus and will rely on outside counsel retained by the BDC to review all services provided by in-house Ultimus attorneys and to provide independent judgment on the BDC’s behalf. The Administrator and the BDC acknowledges that because no attorney-client relationship exists between in-house Ultimus attorneys and the BDC, any information provided to Ultimus attorneys will not be privileged and may be subject to compulsory disclosure under certain circumstances. Ultimus represents that it will maintain the confidentiality of information disclosed to its in-house attorneys on a best efforts basis.

Signatures are located on the next page.

KA Credit Advisors, LLC
Sub-Administration Addendum	Page 4 of 5

The parties duly executed this Sub-Administration Addendum as of March 28, 2023.

	KA Credit Advisors, LLC		Ultimus Fund Solutions, LLC
By:	/s/ Michael O’Neil	By:	/s/ Gary Tenkman
Name:	Michael O’Neil	Name:	Gary Tenkman
Title:	Chief Compliance Officer	Title:	Chief Executive Officer

Kayne Anderson BDC, Inc., and each SPV listed on Schedule A of the Agreement

By:	/s/ Terry A. Hart
Name:	Terry A. Hart
Title:	Chief Financial Officer

KA Credit Advisors, LLC
Sub-Administration Addendum	Page 5 of 5

Sub-Administration Fee Letter for

Kayne Anderson BDC, Inc.

KA Credit Advisors, LLC
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